                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)


                               (Amendment No. 1)


                                 INPRIMIS, INC.
                                 --------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    237921200
                                   -----------
                                 (CUSIP Number)

                     Jonathan New, Chief Operating Officer
                              Ener1 Holdings, Inc.
                     500 West Cypress Creek Rd., Suite 770
                           Fort Lauderdale, FL 33309
                             Tel. No. (954)202-4442
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JANUARY 3, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     ENER1 HOLDINGS, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY

    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4

            WC
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            FLORIDA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        47,126,416
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                    9
                                           47,126,416
                                    -------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                     10
                                           0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11

            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Z-N LLC
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            CALIFORNIA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     MIKE ZOI
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                  (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     PETER NOVAK
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            BELGIUM
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Bzinfin S.A.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        0
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           0
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,126,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

MI747464;1

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     BORIS ZINGAREVITCH
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
            AF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            RUSSIA
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        200,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          47,126,416
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           200,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           47,126,416
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            47,326,416
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]
    12
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            80.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------


The reporting persons identified on pages 2 through 7 to this Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement amends and supercedes, in its entirety, the Schedule 13D filed by the reporting persons on January 18, 2002, which was filed in error by the Issuer's filing agent.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Inprimis, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 1601 Clint Moore Road, Boca Raton, Florida 33487.

ITEM 2.           IDENTITY AND BACKGROUND

This Statement is being filed jointly by Ener1 Holdings, Inc., a Florida corporation ("Ener1"), Z-N LLC, a California limited liability company ("Z-N"), Mike Zoi ("Mr. Zoi"), Peter Novak ("Mr. Novak"), Bzinfin S.A., a British Virgin Islands corporation ("Bzinfin"), and Boris Zingarevitch ("Mr. Zingarevitch" and, together with Ener1, Z-N, Mr. Zoi, Mr. Novak, and Bzinfin, the "Reporting Persons").

Ener1 is a holding company for investments and assets, and its principal offices are located at 500 West Cypress Creek Road, Suite 770, Fort Lauderdale, Florida 33309. Ener1 is a Florida corporation. The directors of Ener1 are Mr. Zoi, Mr. Novak and Mr. Zingarevitch. The executive officers of Ener1 are Mr. Zoi, President, Mr. Novak, Chief Technology Officer, Jonathan New, Chief Operating Officer, and John Morton, Chief Financial Officer. Ener1 is controlled by Z-N and Bzinfin.

Z-N is a holding company for investments of Mr. Zoi and Mr. Novak. Z-N beneficially owns shares of common stock of Enerl. Z-N's business address is 7000 Island Boulevard, #406, Aventura, Florida 33160. Z-N is a California limited liability company. Z-N is controlled by Mr. Zoi and Mr. Novak.

Mr. Zoi is the President and a director of Ener1. Mr. Zoi owns an interest in Z-N. Mr. Zoi is a citizen of the United States. Mr. Zoi's business address is 500 West Cypress Creek Road, Suite 770, Fort Lauderdale, Florida 33309.

Mr. Novak is the Chief Technology Officer and a director of Ener1. Mr. Novak owns an interest in Z-N. Mr. Novak is a citizen of Belgium. Mr. Novak's business address is Mozaartstraatt 20, 2018 Antwerp, Belgium.

Bzinfin is a holding company for investments of Mr. Zingarevitch. Bzinfin beneficially owns shares of common stock of Enerl. Bzinfin's business address is Pasea Estate, POB 858, Road Town, Tortola, BVI. Bzinfin is a British Virgin Islands corporation. Bzinfin is owned and controlled by Mr. Zingarevitch.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 9 OF 12 PAGES
--------------------------------------------------------------------------------


Mr. Zingarevitch is a private investor and is a director of Ener1. Mr. Zingarevitch's business address is 121, ch. Des Curiades a Bernex, Geneve, Switzerland. Mr. Zingarevitch is a citizen of Russia.

None of the Reporting Persons or other persons named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 3, 2002 (the "Acquisition Date"), a total of 47,126,416 shares of Common Stock (the "Shares") became beneficially owned by the Reporting Persons in exchange for $1,200,000 in cash (the "Purchase Price") payable by Ener1. Of the Shares, 12,500,001 shares of Common Stock were issued by the Issuer to Ener1 on the Acquisition Date (the "Initial Shares"), and the remaining 34,626,415 shares of Common Stock (the "Remaining Shares") will be issued by the Issuer to Ener1 upon the approval by the shareholders of the Issuer of an increase in the number of authorized shares of Common Stock sufficient for the issuance of the Remaining Shares (the "Share Increase"). Of the Purchase Price, $680,000 was paid to the Issuer on the Acquisition Date, and the remaining $520,000 will be paid to the Issuer upon the issuance to Ener1 of the Remaining Shares, subject to certain contingencies. The source of the $1,200,000 was the working capital of Ener1.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the purchase of the Shares by Ener1 is to provide Ener1 with control of the Issuer. As a result of that control, Ener1 will have the ability to appoint a majority of the members of the Board of Directors of the Issuer (the "Board"), and the ability to control the vote of the Board on any matters coming before it. Ener1 intends to vote for the appointment to the Board of Mr. Zoi, Mr. Novak and at least two other designees no later than the next meeting of the shareholders of the Issuer. Enerl intends to vote the Initial Shares in favor of amending the Issuer's Articles of Incorporation in order to authorize a sufficient number of shares of Common Stock for the Issuer to be able to issue the Remaining Shares to Enerl. Upon the approval of the Share Increase, the Remaining Shares will be issued and the capitalization of the Issuer will change accordingly.

Except as discussed in this Item 4, none of the Reporting Persons, or to their knowledge, any other persons named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

The Reporting Persons have had discussions with Issuer's management regarding the Issuer's operating performance and enhancing shareholder value over time. The Reporting Persons anticipate that they will in the future make suggestions and have discussions and other communications with the Issuer's management directors and possibly other shareholders regarding the foregoing in order to enhance the value of Enerl's investment in the Issuer's shares.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Issuer's Common Stock, changes to the financial condition, results of operation and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares of Common Stock or sell all or part of the Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

Depending upon the foregoing factors and possibly other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 10 OF 12 PAGES
--------------------------------------------------------------------------------



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Ener1 beneficially owns 47,126,416 shares of Common Stock, representing 80.0% of the outstanding common stock of the Issuer assuming the Share Increase is effected and the Remaining Shares are issued to Ener1 within 60 days of the date hereof. Ener1 disclaims beneficial ownership of any shares of Common
Stock directly owned by any of the other Reporting Persons or other persons named in Item 2 above, specifically including the 200,000 shares of Common Stock directly owned by Mr. Zingarevitch.

As beneficial owners of Ener1, each of Z-N, Bzinfin, Mr. Zoi and Mr. Novak may be deemed to beneficially own 47,126,416 shares of Common Stock, representing 80.0% of the outstanding common stock of the Issuer assuming the Share Increase is effected and the Remaining Shares are issued to Ener1 within 60 days of the date hereof. Each of Z-N, Bzinfin, Mr. Zoi and Mr. Novak disclaims beneficial ownership of any shares of Common Stock directly owned by any of the other Reporting Persons (except Ener1) or other persons named in Item 2 above, specifically including the 200,000 shares of Common Stock directly owned by Mr. Zingarevitch.

As a beneficial owner of Ener1 and a direct owner of 200,000 shares of Common Stock, Mr. Zingarevitch may be deemed to beneficially own 47,326,416 shares of Common Stock, representing 80.3% of the outstanding common stock of the Issuer assuming the Share Increase is effected and the Remaining Shares are issued to Ener1 within 60 days of the date hereof. Mr. Zingarevitch disclaims beneficial ownership of any shares of Common Stock directly owned by any of the other Reporting Persons (except Ener1) or other persons named in Item 2 above.

Jonathan New, an executive officer of Ener1, beneficially owns 3,000 shares of Common Stock.

(b) Ener1 has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the 47,126,416 shares of Common Stock. Each of the Reporting Persons other than Ener1 has shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of, the 47,126,416 shares of Common Stock. Mr. Zingarevitch has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, the 200,000 shares of Common Stock which he directly owns. Mr. New has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, the 3,000 shares of Common Stock which he directly owns.

(c) On January 3, 2002, Ener1 acquired the Shares as described in Item 3 and
Item 6 of this Statement. On January 10, 2002, Mr. Zingarevitch purchased 100,000 shares of Common Stock at a price of $0.1775 per share. On January 11, 2002, Mr. Zingarevitch purchased 100,000 shares of common stock at a price of $0.19 per share. On January 11, 2002, Mr. New purchased 3,000 shares of Common Stock at a price of $0.20 per share.

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                  PAGE 11 OF 12 PAGES
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On January 3, 2002, in a privately negotiated transaction, Ener1 purchased and was issued 12,500,001 shares (the "Initial Shares") of Common Stock of the Issuer. Upon the issuance of the Initial Shares, Ener1 owned of record 51.48% of the outstanding voting securities of the Issuer.

         The Initial Shares were purchased pursuant to the terms of a Securities Purchase Agreement between Ener1 and the Issuer (the "Securities Purchase Agreement") providing for the purchase by Ener1 of up to 47,126,416 shares of Common Stock, including the Initial Shares, shares of Common Stock issuable upon conversion of the Convertible Subordinated Promissory Note (as defined below) and shares of Common Stock issuable pursuant to the Escrow Agreement. Attached hereto as Exhibit 2 is a copy of the Securities Purchase Agreement.

         Also on January 3, 2002, pursuant to the terms of the Securities Purchase Agreement, the Issuer delivered to Ener1 a Subordinated Convertible Promissory Note in the principal amount of $481,706.27 convertible into up to 18,917,597 shares of common stock of the Issuer (the "Subordinated Convertible Promissory Note"). Attached hereto as Exhibit 3 is a copy of the Subordinated Convertible Promissory Note.

         Pursuant to the terms of an Escrow Agreement by and among the Issuer, Ener1 and Akerman, Senterfitt & Eidson, as escrow agent (the "Escrow Agreement"), Ener1 deposited into escrow $520,000. Of the $520,000, $120,000 placed into escrow represents the holdback of part of the Purchase Price. The remaining $400,000 placed in escrow is in consideration for 15,708,821 shares of Common Stock of the Issuer to be issued to Ener1 upon the approval of the Issuer's shareholders of sufficient additional authorized common stock (but in no event later than July 2002). The Purchase Price may be reduced, and payment to the Issuer of up to $200,000 of the $400,000 in escrow is contingent upon the Issuer having certain stockholder's equity as of December 31, 2002. Attached hereto as Exhibit 4 is a copy of the Escrow Agreement.

         In connection with the Securities Purchase Agreement, holders of options to purchase 1,133,346 shares of the Common Stock agreed not to exercise those options until the earlier of July 1, 2002 or the effective date of the amendments to the Issuer's articles of incorporation authorizing a sufficient number of shares of Common Stock for the Issuer to be able to issue the Remaining Shares of Ener1. Attached hereto as Exhibit 5 is a copy of the form of this letter agreement with the options holders.

         Upon the completion of all of the transactions contemplated by the Securities Purchase Agreement, the Subordinated Convertible Promissory Note and the Escrow Agreement (including the approval by the shareholders of Ener1 of the Share Increase), Ener1 will own an aggregate of 47,126,416 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.        Joint Filing Agreement

         Exhibit 2.        Securities Purchase Agreement

         Exhibit 3.        Subordinated Convertible Promissory Note

         Exhibit 4.        Escrow Agreement

         Exhibit 5.        Form of Letter Agreement with Option Holders

--------------------------------------------------------------------------------
CUSIP NO. 237921200                     13D                 PAGE 12 OF 12 PAGES
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2002                      ENER1 HOLDINGS, INC., a Florida
                                             corporation

                                             By: /s/ MIKE ZOI
                                                -------------------------------
                                             Mike Zoi
                                             President


Dated: January 18, 2002                      /s/ MIKE ZOI
                                             ----------------------------------
                                             MIKE ZOI


Dated: January 18, 2002                      /s/ PETER NOVAK
                                             ----------------------------------
                                             PETER NOVAK



Dated: January 18, 2002                      Z-N LLC

                                         By: /s/ MIKE ZOI
                                             ----------------------------------
                                             MIKE ZOI
                                             Director


Dated: January 18, 2002                      Bzinfin, S.A.

                                             /s/ BORIS ZINGAREVITCH
                                         By: ----------------------------------
                                             BORIS ZINGAREVITCH
                                             Chairman


Dated: January 18, 2002                      /s/ BORIS ZINGAREVITCH
                                             ----------------------------------
                                             BORIS ZINGAREVITCH